UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-2757

(Check One):  ☐ Form 10-K   ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-d    ☐ Form N-SAR
☐ Form N-CSR

    For Period Ended: June 30, 2013

   ☐ Transition Report on Form 10-K
   ☐ Transition Report on Form 20-F
   ☐ Transition Report on Form 11-K
   ☐ Transition Report on Form 10-Q
   ☐ Transition Report on Form N-SAR

    For the Transition Period Ended:  _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________

PART I - REGISTRANT INFORMATION

THE MONARCH CEMENT COMPANY
 Full Name of Registrant

P.O. Box 1000, 449 1200 Street
Address of Principal Executive Office (Street and Number)

Humboldt, Kansas 66748-0900
 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In May 2013, the Registrant announced its decision to close the contract division of Tulsa Dynaspan, Inc. (TDI) in the Ready-Mixed Concrete Business segment. On July 12, 2013, the Registrant sold the property, plant and equipment of TDI's ready-mixed concrete division known as Arrow Concrete Company (Arrow) and subsequently ceased operations of the division at the end of the same business day. Upon TDI's construction contract division closure, which is expected to be completed by the end of the fourth quarter 2013, the subsidiary will cease all operations. Due to the complexity of segregating TDI's discontinued operations in the Registrant's financial statements required to be included in the Registrant's Form 10-Q, the Registrant requires additional time to properly finalize its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 before the filing deadline for such Quarterly Report on Form 10-Q. As a result, the Registrant was not able to file timely the Form 10-Q without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant intends to file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Debra P. Roe (620) 473-2222 (Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒ Yes ☐ No

______________________________________________________________________________________

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in the results of operations for June 30, 2013 from the corresponding period in 2012. However, a reasonable estimate of the results cannot be made until the Registrant has finalized the financials reflecting the discontinued operations of TDI.

The Monarch Cement Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2013	By: /s/ Debra P. Roe
Debra P. Roe, CPA
Chief Financial Officer and Assistant
Secretary-Treasurer
(principal financial officer and
principal accounting officer)